1-14944

# FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549



**Report of Foreign Private Issuer**
**Pursuant to Rule 13a-16 or 15d-16 of**
**the Securities Exchange Act of 1934**

For the month of March, 2002

Mad Catz Interactive, Inc.
(Translation of registrant's name into English)

141 Adelaide Street West, Suite 400, Toronto, Ontario, Canada M5H 3L5
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F √ Form 40-F ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ____ No √

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____

NEWS RELEASE TRANSMITTED BY CCN - A NEWSWIRE SERVICE OF ITG

FOR: GTR GROUP INC.

TSE SYMBOL: GTR
AMEX SYMBOL: GIG

OCTOBER 13, 2000 - 09:22 EDT

GTR Group's Mad Catz Starts Shipment of PlayStation 2 Accessories

BRAMPTON, ONTARIO--

Strong demand for Mad Catz PlayStation 2 accessories expected to contribute to robust third and fourth quarters

GTR Group Inc., a leading manufacturer of video game accessories as well as a provider of value-priced video games software today announced that its Mad Catz accessories business unit has begun shipping accessories for Sony's PlayStation 2 ("PS2") console to retailers throughout North America. These accessories will be available on October 26, 2000, the official North American launch date for PS2.

"We have worked hard to be ready for the launch of PS2. The strong demand we are currently experiencing for our PS2 accessories is a direct result of these efforts and the careful planning that our entire PS2-team has focused on over the last several months", said Darren Richardson, President of Mad Catz, Inc.

By commencing the shipment of PS2 accessories, GTR delivers on its promise - and main corporate objective for fiscal 2001 - to have the right accessories available at the right price, in the right quantities and at the right time for the much anticipated launch of Sony's PS2 this month.

GTR last month announced the launch of a complete line-up of accessories designed for PS2 as well as a $80 million bank financing that gives the company the resources it needs to meet what is expected to be strong demand for these products.

"We expect the strong demand for our PS2 accessories to contribute to particularly robust third and fourth quarters for the industry and our company", said Peter Kozicz President and C.E.O. of GTR Group. "The launch of PS2 marks the beginning of a long term growth cycle for our industry. Over the last two years we have positioned GTR to be a prime beneficiary of this growth. Today's announcement clearly indicates that we are ready to capitalize on positive industry trends and deliver on our corporate strategy to create shareholder value."

About GTR Group Inc.

GTR Group Inc. is a diversified interactive entertainment company located in Brampton, Ontario. GTR Group' s product lines include previously played and republished video games for Nintendo, Sega and Sony game systems and a full range of video game accessories for both video game consoles and PCs. Video games are marketed under the Games Trader brand and accessories under the Mad Catz brand to mass merchant and specialty retailers. ZapYou.com, GTR Group' s e-commerce division, partners with existing electronic retailers in selling interactive entertainment products over the Internet.

About Mad Catz, Inc.

Mad Catz, Inc. designs, develops, manufactures and markets a full range of accessories for video game consoles and PC gaming systems. Mad Catz is a worldwide leader of innovative peripherals for the interactive entertainment industry. Headquartered in Southern California, Mad Catz has offices in the U.S., Canada and Asia, as well as distributors throughout North America, Europe, Mexico and Australia.

This press release contains forward-looking statements that involve a number of risks and uncertainties. Among the important factors that could cause actual results to differ materially from those indicated by such forward-looking statements are market and general economic conditions and the risk factors detailed from time to time in the Company's periodic reports and registration statements filed with the Securities and Exchange Commission.

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FOR FURTHER INFORMATION PLEASE CONTACT:
GTR Group Inc.
Peter Kozicz
(905) 799-4700
Email: pkozicz@gtrgroup.com
or
Mad Catz Inc.
Darren Richardson
(619) 258-6920
Email: drichardson@madcatz.com

## SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Mad Catz Interactive, Inc.
(Registrant)

Date: March 20, 2002

By: Geofrey Myers
(Signature)*
Geofrey Myers
Secretary

*Print the name and title of the signing officer under this signature.